Exhibit 14

CODE OF ETHICS

FOR THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND

SENIOR FINANCIAL OFFICERS

OF GRIFFON CORPORATION

It is the policy of Griffon Corporation that the Chairman and Chief Executive Officer and other senior financial officers of Griffon Corporation (“Griffon”) adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

1.       Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interests and the interests of Griffon, including receiving improper personal benefits as a result of his or her position.

2.       Disclose to the Corporate Ethics Officer of Griffon any material transaction or relationship that reasonably could  be expected to give rise to a conflict of interest.

3.       Perform responsibilities with a view to causing periodic reports and documents filed with or submitted to the SEC and all other public communications made by Griffon to contain information which is accurate, complete, fair, objective, relevant, timely and understandable.

4.       Comply with laws, rules and regulations of federal, state, and local governments applicable to Griffon, and with the rules and regulations of private and public regulatory agencies having jurisdiction over Griffon.

5.       Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting or omitting material facts or allowing independent  judgment to be compromised or subordinated.

6.       Respect the confidentiality of information acquired in the course of performance of his or her responsibilities except when authorized or otherwise legally obligated to disclose any such information; not use confidential information acquired in the course of performing his or her responsibilities for personal advantage.

7.       Share knowledge and maintain skills important and relevant to the needs of Griffon, its shareholders and other constituencies, and the general public.

8.       Pro-actively promote ethical behavior among subordinates and peers in his or her work environment and community.

9.       Use and control all corporate assets and resources employed by or entrusted to him or her in a responsible manner.

10.     Not use corporate information, corporate assets, corporate opportunities or his or her position with Griffon for personal gain; not compete directly or indirectly with Griffon.

11.     Comply in all respects with Griffon’s Code of Business Ethics and Standards of Conduct.

12.     Advance Griffon’s legitimate interests when the opportunity arises.

The Ethics Committee will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Any officer who violates this Code will face appropriate, case-specific disciplinary action, which may include demotion or discharge.

Any request for a waiver of any provision of this Code must be in writing and addressed to the Corporate Ethics Officer.  Any waiver of this Code will be disclosed promptly on Form 8-K or any other means approved by the SEC.

It is also the Policy of Griffon Corporation that each officer covered by this Code shall acknowledge and certify to the foregoing annually and file a copy of such certification with Griffon’s Corporate Ethics Officer.

OFFICER’S CERTIFICATION

    I have read and understand the foregoing Code of Ethics. I hereby certify that I am in compliance with the foregoing Code of Ethics, and I will comply with the Code in the future. I understand that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

Date:
Name: